UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 18, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

PROVISION OF LOAN TO ASSOCIATED COMPANY

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board (the “Board”) of directors (the “Directors”) warrant the truthfulness, accuracy and completeness of the contents of this announcement, and jointly and severally accept responsibilities associated with any false representations, misleading statements contained in, or material omissions from, this announcement.

Important Notice:

•	Contents of the transaction

On 17 July 2014, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”), a wholly-owned subsidiary of China Eastern Airlines Corporation Limited (the “Company”), and Jetstar Hong Kong Airways Limited (“Jetstar Hong Kong”), an associated company of the Company, entered into a loan agreement (the “Loan Agreement”), pursuant to which Eastern Air Overseas will provide a loan of USD60 million to Jetstar Hong Kong (the “Transaction”). Since a Director of the Company also serves as a director of Jetstar Hong Kong, Jetstar Hong Kong is regarded as a related legal person of the Company according to the relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Shanghai Listing Rules”). Therefore, this Transaction constitutes a related party transaction

•	Transaction risk: This related party Transaction is not exposed to any significant transaction risks.

•	During the past twelve months, the amount of related party transactions of the same category between the Company and the same related party or different related parties accounted for not more than 5 per cent of the absolute value of the Company’s latest audited net assets.

I.	OVERVIEW OF THE RELATED PARTY TRANSACTION

On 17 July 2014, Eastern Air Overseas and Jetstar Hong Kong, an associated company of the Company, entered into the Loan Agreement, pursuant to which Eastern Air Overseas will provide a loan of USD60 million to Jetstar Hong Kong. This related party Transaction does not constitute a major asset restructuring under the requirements of the Administrative Measures for the Material Asset Reorganizations of Listed Companies.

Since a Director of the Company also serves as a director of Jetstar Hong Kong, Jetstar Hong Kong is regarded as a related legal person of the Company according to the relevant requirements under the Shanghai Listing Rules. Therefore, this Transaction constitutes a related party transaction of the Company.

As of the date of this related party Transaction, during the past twelve months, the amount of related party transactions of the same category between the Company and the same related party or different related parties accounted for not more than 5 per cent of the absolute value of the Company’s latest audited net assets.

II.	INTRODUCTION OF THE RELATED PARTY

Jetstar Hong Kong, being an associated company of the Company, is a proposed low-cost airline and was established in Hong Kong by Eastern Air Overseas, a wholly-owned subsidiary of the Company, Jetstar International Group Holdings Co. Limited and Go Harvest Investments Limited, each of which holding one-third of equity interests in Jetstar Hong Kong. Jetstar Hong Kong was incorporated in Hong Kong and its office is located at Unit 303a, CNAC Tower, 12 Tung Fai Rd, Hong Kong International Airport, Lantau, Hong Kong. The chairman of Jetstar Hong Kong is Ms. Ho Chiu King, Pansy Catilina and the registered capital of Jetstar Hong Kong is USD198 million. Jetstar Hong Kong is currently at the preparation stage.

III.	MAIN CONTENTS OF THE RELATED PARTY TRANSACTION

Eastern Air Overseas will provide a loan of USD60 million to Jetstar Hong Kong at fair market interest rate. The Loan Agreement will take effect upon execution.

IV.	PURPOSE OF THE RELATED PARTY TRANSACTION

In order to support the operations and development of Jetstar Hong Kong, Eastern Air Overseas, as a shareholder of Jetstar Hong Kong, will provide the loan to Jetstar Hong Kong.

V.	PROCEDURES FOR APPROVING THE RELATED PARTY TRANSACTION

The resolution in relation to this related party Transaction has been considered and passed at the seventh ordinary meeting of the seventh session of the Board. A related Director abstained from voting at the meeting, while the non-related Directors who were present at the meeting voted unanimously for the resolution. All independent Directors who were present at the meeting agreed with the resolution in relation to this related party Transaction and expressed their independent opinions.

Independent Directors who were present at the meeting considered that the above- mentioned related party Transaction was entered into on normal commercial terms and that it is in the interests of the Company and all its shareholders as a whole, and is fair and reasonable to the shareholders of the Company.

This related party Transaction is not subject to the approval of the relevant authorities.

VI.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Resolutions of the seventh ordinary meeting of the seventh session of the Board;

2.	Opinions of the independent Directors signed and confirmed by the independentDirectors.

By order of the Board

China Eastern Airlines Corporation Limited

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong Ma Xulun Xu Zhao Gu Jiadan Li Yangmin Tang Bing Sandy Ke-Yaw Liu Ji Weidong Li Ruoshan Ma Weihua

(Chairman)

(Vice Chairman, President)

(Director)

(Director)

(Director, Vice President)

(Director, Vice President)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

(Independent non-executive Director)

Shanghai, the People’s Republic of China

18 July 2014

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